Exhibit 99.13

Sections 17101, 17155, 17158, and 17255 of the California Limited Liability Act

17101. Liability of members

(a) Except as otherwise provided in Section 17254 or in subdivision (e), no member of a limited liability company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the limited liability company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a member of the limited liability company.

(b) A member of a limited liability company shall be subject to liability under the common law governing alter ego liability, and shall also be personally liable under a judgment of a court or for any debt, obligation, or liability of the limited liability company, whether that liability or obligation arises in contract, tort, or otherwise, under the same or similar circumstances and to the same extent as a shareholder of a corporation may be personally liable for any debt, obligation, or liability of the corporation; except that the failure to hold meetings of members or managers or the failure to observe formalities pertaining to the calling or conduct of meetings shall not be considered a factor tending to establish that a member or the members have alter ego or personal liability for any debt, obligation, or liability of the limited liability company where the articles of organization or operating agreement do not expressly require the holding of meetings of members or managers.

(c) Nothing in this section shall be construed to affect the liability of a member of a limited liability company (1) to third parties for the member’s participation in tortious conduct, or (2) pursuant to the terms of a written guarantee or other contractual obligation entered into by the member, other than an operating agreement.

(d) A limited liability company or foreign limited liability company shall carry insurance or provide an undertaking to the same extent and in the same amount as is required by any law, rule, or regulation of this state that would be applicable to the limited liability company or foreign limited liability company were it a corporation organized and existing or duly qualified for the transaction of intrastate business under the General Corporation Law.

(e) Notwithstanding subdivision (a), a member of a limited liability company may agree to be obligated personally for any or all of the debts, obligations, and liabilities of the limited liability company as long as the agreement to be so obligated is set forth in the articles of organization or in a written operating agreement that specifically references this subdivision.

17155. Indemnification of managers, members, officers, employees, or agents; insurance

(a) Except for a breach of the duty set forth in Section 17153, the articles of organization or written operating agreement of a limited liability company may provide for indemnification of any person, including, without limitation, any manager, member, officer, employee, or agent of the limited liability company, against judgments, settlements, penalties, fines, or expenses of any kind incurred as a result of acting in that capacity.

(b) A limited liability company shall have power to purchase and maintain insurance on behalf of any manager, member, officer, employee, or agent of the limited liability company against any liability asserted against or incurred by the person in that capacity or arising out of the person’s status as a manager, member, officer, employee, or agent of the limited liability company.

17158. Liability of managers and officers; immunity

(a) No person who is a manager or officer or both a manager and officer of a limited liability company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the limited liability company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a manager or officer or both a manager and officer of the limited liability company.

(b) Notwithstanding subdivision (a), a manager of a limited liability company may agree to be obligated personally for any or all of the debts, obligations, and liabilities of the limited liability company as follows:

(1) If the agreement to be so liable is set forth in the articles of organization or in a written operating agreement that specifically references this subdivision.

(2) Pursuant to the terms of a written guarantee or other contractual obligation entered into by the manager, other than an operating agreement.

17255. Vote for distribution in violation of operating agreement or Section 17254 or 17353; liability; amount; entitlement to compel contribution; limitation of actions

(a) A member or manager who votes for a distribution in violation of the operating agreement or Section 17254 or 17353 is personally liable to the limited liability company for the amount of the distribution that exceeds what could have been distributed without violating Section 17254 or 17353 or the operating agreement if it is established that the member or manager did not act in compliance with Section 17254 or 17353.

(b) Each member or manager held liable under subdivision (a) for an unlawful distribution is entitled to compel contribution:

(1) From each other member or manager who could be held liable under subdivision (a) for the unlawful distribution.

(2) From each member for the amount the member received with knowledge of facts indicating that the distribution was made in violation of Section 17254 or 17353 or the operating agreement.

(c) A proceeding under this section is barred unless it is commenced within four years after the date on which the effect of the distribution is measured under Section 17254 or 17353.